UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response. 2.50
FORM 12b-25	SEC FILE NUMBER 333-70363
NOTIFICATION OF LATE FILING	CUSP NUMBER 243662111

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	(Not Applicable)

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DeCrane Holdings Co.
Full Name of Registrant

(Not Applicable)
Former Name if Applicable

c/o Credit Suisse First Boston / DLJ Merchant Banking Partners II, L.P., Eleven Madison Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10010
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has for some time been working arduously to: (i) reach agreement for the sale of its Specialty Avionics Group (“SAG”), as we reported in our Form 8-K filed on March 17, 2003; and (ii) obtain an amendment of our syndicated senior credit agreement from our lenders which would, among other things, permit the above described sale of our SAG, revise various financial covenants (which the Company would otherwise have not been able to meet as of March 31, 2003), decrease the revolving line of credit commitment by $10.0 million to $40.0 million, increase the interest rates charged by 1.5%, permit the issuance of additional indebtedness, consent to the appointment of a successor administrative agent, and permit the repurchase of a portion of our senior subordinated notes.  This amendment received requisite lender approval on March 28, 2003 and we are continuing to work on the consummation of the SAG sale.

As a result of the considerable time and effort required to effect a sale agreement for the SAG and to obtain the senior credit agreement amendment, it is not possible for us to complete the Company’s Form 10-K, including the audited financial statements, for the year ended December 31, 2002 in a timely manner without unreasonable effort or expense.  Accordingly, the Company plans to file its Form 10-K not later than April 15, 2003.

The amendment to our senior credit facility provides that an event of default will occur if the SAG sale is not consummated by or is terminated for any reason prior to June 30, 2003.  If an event of default occurs, the senior credit facility agreement provides that the lenders may, at that date, cease to provide additional borrowings and may accelerate repayment of all borrowings then outstanding.  If the lenders took such action, that would be an event of default under the Company’s other debt agreements, permitting those lenders to accelerate repayment of all such debt, as well.  In such event, we would likely have no available source of liquidity to repay our debt.

We have been advised by PricewaterhouseCoopers (“PWC”), the Company’s independent accountants, that if the sale of SAG is not consummated by the time we file our Form 10-K with the Commission, they may express a qualified opinion with respect to the Company’s ability to continue as a going concern in light of the potential need to repay all borrowings on June 30, 2003.  The senior credit facility amendment provides that a going concern qualification will not be an event of default until thirty days after consummation of the SAG sale.  We expect the sale to be consummated prior to June 30, 2003 and the Company intends to file an amended Form 10-K once this has occurred.  PWC may revise their accountants’ report at that time, which revision may include removal of the going concern qualification, in light of the consummation of the SAG sale.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard J. Kaplan	310	725-9123
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company, to the best of its knowledge and belief, expects to report results of operations for the year ended December 31, 2002 as shown in the table below.  The results for 2002 are unaudited and have not been reported upon by the Company’s independent accountants.

	Year Ended December 31,
(In thousands)	2002	2001
	(Unaudited)
Revenues	$325,630	$395,352
Gross profit	91,680	115,671
Loss before cumulative effect of change in accounting principle	(14,677)	(19,063)
Cumulative effect of change in accounting principle	(57,150)	—
Net loss	(71,827)	(19,063)

The decrease in revenues and gross profit for 2002 from 2001 levels results primarily from the continuing adverse impact on our businesses of the events of September 11th and weak aerospace and global economic conditions. The cumulative effect of change in accounting principle reflects a charge for th impairment of goodwill, as of January 1, 2002, in accordance with the transitional provisions of SFAS No. 142, "Goodwill and Other Tangible Assets."

DeCrane Holdings Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Richard J. Kaplan
Richard J. Kaplan
Chief Financial Officer and
Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).